02047726

PE
8/1/02

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

SEC MAIL PROCESSING RECEIVED AUG 07 2002 WASH. D.C. 154 SECTION

REVENUE PROPERTIES COMPANY LIMITED
The Colonnade
Suite 300
131 Bloor Street, West
Toronto, ON
Canada M5S 1R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

PROCESSED
AUG 12 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 6, 2002

By: Paul Miatello
Its: Secretary

J:\Bill Kennedy\Reports\Form 6-K.080602.doc

News
Release

Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512
e-mail: wkennedy@revprop.com
http://www.revprop.com

April 22, 2002

Contact: William I. Kennedy
President

REVENUE PROPERTIES COMPANY LIMITED
ANNOUNCES PURCHASER'S CONDITIONS
SATISFIED IN SALE OF THE OAKS RESIDENTIAL PROPERTY

TORONTO, April 22, 2002. Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced today that the purchaser of RPCL's interest in The Oaks residential properties in Toronto, Ontario has completed its due diligence and has satisfied the conditions set out in the agreement of purchase and sale to be satisfied by the end of the day on April 18, 2002. The agreement is now conditional on obtaining certain third party consents. If such consents are obtained, the closing of the transaction will occur in late May, 2002.

Revenue Properties Company Limited is a fully integrated real estate company engaged in the acquisition, development and ownership of income-producing properties. Additional information can be obtained on the Internet at http://www.revprop.com.

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